

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Ms. Tamala L. McComic
Chief Executive Officer and President
Mexco Energy Corporation
214 W. Texas Avenue, Suite 1101
Midland, Texas 79701

>   **Re: Mexco Energy Corporation**
>   **Form 10-K for Fiscal Year Ended March 31, 2010**
>   **Filed June 29, 2010**
>   **File No. 001-31785**

Dear Ms. McComic:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2010

Risk Factors, page 12

Information concerning our reserves and future net revenues estimates is inherently uncertain., page 13

1.   We note your statement, "Moreover, there can be <u>no assurance</u> that our reserves will ultimately be produced or that any undeveloped reserves will be developed." You have categorized your reserves as proved which, by definition, are reasonably certain of economic recovery. By definition, reasonable certainty "means a high degree of confidence that the quantities will be recovered." Please revise your document to remove those claimed proved reserves for which you have no assurance of economic production. Alternatively, you may revise your document to remove this statement.

Properties, page 18

Oil and Natural Gas Reserves, page 19

2.   We note your disclosure of 2010 average prices - $66.21/BO, $3.77/MCFG - used in
        estimating proved reserves. Please revise your document to disclose the benchmark
        prices to which differentials were applied in order to arrive at these average adjusted
        prices.

3.   You state that your Chief Financial Officer reviews the final reserves estimate and, if
        necessary, discusses the process used and findings with Mr. Neal, your third party
        petroleum engineer. Please revise your document to disclose the technical qualifications
        of your Chief Financial Officer for this task per Item 1202(a)(7) of Regulation S-K.

Proved Reserves, page 20

4.   Please revise your document to disclose the items related to your proved undeveloped
        reserves as stipulated in Item 1203 of Regulation S-K.

Net Production, Unit Prices and Costs, page 22

5.   It appears your production costs, both total and per MCFE, include production taxes.
        Item 1204(b)(2) of Regulation S-K requires the disclosure of production costs exclusive
        of production and ad valorem taxes. Please revise your document to comply with
        Regulation S-K. You may include a separate line item for these taxes.

Productive Wells and Acreage, page 22

6.   We note the disclosure of 737 net acres to your ownership. Please expand the
        presentation of your undeveloped acreage to discuss the near term expiration of any
        material undeveloped acreage as contemplated in Item 1208(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
24

7.   Please revise your document to disclose your delivery commitments as described in Item
        1207 of Regulation S-K. If you have none, please so state.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page F-19

8.   FASB ASC 932-235-50-31(b) requires the separate disclosure of significant development costs from production costs in the presentation of the standardized measure. Please tell us your estimated future development costs for the three prior years and revise your document to comply with this requirement.

Exhibit 99.1

9.   We note the omission of items prescribed by Item 1202(a)(8) of Regulation S-K. Please procure a third party reserve report that includes:

- The date on which the report was completed;
- The proportion of your total reserves covered by the report;
- The assumptions used in the preparation of the report;
- The average adjusted product prices (after application of differentials for quality, transportation, etc.) used in the estimation of your 2010 proved reserves;
- A discussion regarding the inherent uncertainties of reserves estimates;
- A brief summary of the third party's conclusions with respect to the reserves estimates;
- The 3rd party's responsible technical person's qualifications

10.   We note the statement, "This study was performed using industry-accepted principles of engineering evaluation that are predicted on established scientific concepts." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "industry-accepted principles of engineering evaluation." We also understand that the Society of Petroleum Engineers has established methods and standards for the estimation of oil and gas reserves. With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Refer us to a compilation of these principles.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief